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U
SECURITIES A 09040184 N
Was.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

CM

SEC FILE NUMBER
8-50629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedge Harbor Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bruce H. Lipnick **(212) 207-8786**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB
5/1

OATH OR AFFIRMATION

I, Bruce H. Lipnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Hedge Harbor Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTION

AZRA HOT
Notary Public, State of New York
No. 01HO6196306
Qualified in New York County
Commission Expires November 10, 2012

Azra Hot

Notary Public

Signature

Chairman & Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

HEDGE HARBOR INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Hedge Harbor Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hedge Harbor Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement enumerated above presents fairly, in all material respects, the financial position of Hedge Harbor Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2009

HEDGE HARBOR INC.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 195,927
Due from affiliate	2,403
	$ 198,330
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Payable to placement agents	$ 31,279
Due to parent	27,890
Corporate taxes payable	563
Accrued expenses	30,218
	89,950
Stockholder's equity:	
Common stock, $0.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	1,440,820
Deficit	(1,332,441)
	108,380
	$ 198,330

See notes to statement of financial condition

HEDGE HARBOR INC.

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - BUSINESS AND ORGANIZATION

Hedge Harbor Inc. (the "Company"), formerly known as Asset Alliance Investment Services, Inc. (until May 8, 2008), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company was formed for the purpose of providing a broad range of marketing and investor services for the Parent and its subsidiaries' private investment products and those of affiliated asset managers. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The regulation of broker-dealers has been delegated by the federal securities laws to the Financial Industry Regulatory Authority ("FINRA").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash:

The Company at times maintains cash in deposit accounts in excess of the Federal Deposit Insurance Company ("FDIC") limits. The Company has not experienced any losses on such accounts.

[3] Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates may be adjusted as more current information becomes available.

[4] Revenue recognition:

The Company's revenues are derived from fees earned for private placement services provided to a subsidiary of the Parent, affiliated and non-affiliated companies. Certain of these fees are trail fees associated with the private placement of a structured product. The Company also receives revenues based on management and incentive fees for investment advisory services or other services. These revenues are usually calculated based on assets under management and are payable on a monthly or quarterly basis. Certain fees earned by the Company will be ongoing, so long as the assets placed by the Company remain in the management of the companies where they were placed. (See also Note F - Related-Party Transactions.) The Company may also perform placement services for affiliated companies for which no fees are earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[5] New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," ("FIN 48"), which prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. Additionally, FIN 48 provides guidance on the derecognition, classification, and disclosure requirements for uncertain tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

On February 1, 2008, FASB issued FSP 48-2 to defer the effective date of FIN 48 for all private entities to periods beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statement. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statement.

NOTE C - ADDITIONAL PAID-IN CAPITAL

In 2008, the Parent made additional contributions to the Company in amounts totaling $800,000.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"). The Company's minimum net capital requirement is the greater of 6-⅔% of aggregate indebtedness, as defined, or $5,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2008, the Company had net capital, as defined, of $105,977, which was $99,980 in excess of the required net capital of $5,997. The Company's aggregate indebtedness to net capital ratio was .85 to 1 at December 31, 2008.

NOTE E - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local income tax returns. Federal, and combined state and local taxes, have been calculated in this financial statement on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives federal tax benefits on the Company's behalf. In 2008, the Parent was unable to absorb the tax benefit of the Company's loss. Accordingly, no amounts for federal income taxes receivable are recorded as due from Parent and affiliate at December 31, 2008.

NOTE E - INCOME TAXES (CONTINUED)

At December 31, 2008, the Company has tax losses available for offset against future years' taxable income of approximately $1.4 million, expiring between 2017 and 2028. The Company has provided a full valuation allowance of approximately $490,000 to reduce the related deferred tax asset to zero because of the uncertainty relating to realizing such tax benefits in the future.

A valuation allowance was established to offset the net operating loss carryforward and other deferred tax assets to the extent it is more-likely-than-not, based upon available evidence, that the recorded value will not be realized. Realization is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of certain taxable temporary difference.

NOTE F - RELATED-PARTY TRANSACTIONS

[1] Placement revenues and fees:

The Company has entered into agreements with its Parent and its subsidiary which is an investment advisor. Placement revenues for 2008 represent fees earned by the Company primarily for services provided to these affiliated companies. Placement fees represent payments made primarily to principals of an affiliated company with respect to services provided by such principals. The Company generally receives placement revenues on a quarterly basis. Due from affiliate includes placement revenues receivable from the Parent and its investment advisory subsidiary in the amount of $2,403. To the extent that revenues are not received by the Company, the Company is contractually relieved from remitting fees to third parties.

[2] Shared services agreement:

Administrative services are provided by the affiliate. Certain operating expenses of the affiliate are allocated to the Company based on an agreed-upon allocation.

NOTE G - SUBSEQUENT EVENTS

In January and February 2009, the Parent made additional contributions to the Company in the amounts of $150,000 and $325,000, respectively.